Exhibit 99.1

17 September 2021

Midatech Pharma Plc

(“Midatech” or the “Company”)

Interim results for the six months ended 30 June 2021

Midatech Pharma PLC (AIM: MTPH.L; NASDAQ: MTP), a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines, announces its unaudited interim results for the six months ended 30 June 2021.

OPERATIONAL HIGHLIGHTS

On 17 June 2021, the Company announced significant progress across a number of R&D programmes including:

Q-Sphera

•	Breakthrough data on the successful encapsulation of an exemplar monoclonal antibody (mAb);

•	The delivery of proof of concept formulations of MTX214 and MTX216 to the Company’s collaboration partner for the partner’s in vivo studies; and

•	The successful development of MTD211, a long-acting formulation of brexpiprazole which, in in vivo studies, demonstrated therapeutic blood levels over a period of three months.

MTX110

•	Demonstration, in vitro, of the potency of MTX110 in four patient-derived Glioblastoma cell lines.

FINANCIAL HIGHLIGHTS (including post period end)

•	Total revenue in H1 2021 was £0.40m (1H20: £0.17m). Total revenue represents income from R&D collaborations plus grant revenue.

•	Research and development costs decreased by 50% to £2.01m (1H20: £3.99m) as a result of the termination of MTD201 and focus on multiple earlier stage programmes.

•	Administrative expenses decreased 44% to £1.64m (1H20: £2.93m) due to expenses incurred in connection with the Strategic Review and restructuring in the prior period.

•	Net cash used in operating activities (after changes in working capital) in 1H21 was £3.11m, compared with £7.09m in 1H20.

•	In July, post period end, the Company raised £10.0m before expenses in an UK Placing of 35.1m ordinary shares at £0.285 per share.

•	The cash balance on 30 June 2021 was £4.20m.

.

Commenting, Stephen Stamp, CEO and CFO of Midatech said: “We are pleased to report good progress throughout the Company and an expanded and exciting pipeline of programmes and opportunities. The disruption and costs of the restructuring in 2020 are now behind us. The first half of 2021 has been highly productive with three potentially viable Q-Sphera formulations, one internal and two for a collaboration partner. We believe the breakthrough data on the encapsulation of a protein could prove to be a very significant opportunity for Midatech.”

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The Company will be hosting a webinar at 5.30pm BST / 12.30pm EST on Monday 20 September 2021. The webinar is open to all existing and potential shareholders and those interested in attending may register via the following link where, following registration, they will be provided with access details:

https://us02web.zoom.us/webinar/register/WN_vLpYaALlRYqUXveBsffy7w

Participants may submit questions during the webinar or in advance via email to: midatech@investor-focus.co.uk

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 ("MAR"), and is disclosed in accordance with the company's obligations under Article 17 of MAR.

For more information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 2048 0180
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
Rupert Dearden (Corporate Broking)
Tel: +44 (0)20 7886 2500

Turner Pope Investments (TPI) Limited (Joint Broker)
Andrew Thacker / James Pope (Corporate Broking) Tel: +44(0)20 3657 0050
IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Maxwell Colbert Tel: +1 (646) 653 7028 Email: mcolbert@edisongroup.com
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About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).

•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.

•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

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CHIEF EXECUTIVE’S REVIEW

In the 14 months following the announcement of our Strategic Review, we have rationalised operations including the shutdown of our Bilbao operations, thereby halving our monthly cash burn rate and pivoted from a largely singular focus on one Phase III ready asset (MTD201, Q-Sphera octreotide) to a “multiple shots on goal” strategy with an expanded pipeline of 10 earlier stage programmes as follows:

ID	API	Therapeutic Area	Administration	Formulation	Pre- clinical	Phase I	Phase II	Partnering Status

Q-Sphera

Internal:
MTD211	brexpiprazole	Psychosis, MDD (adjunct)	Long acting Injectable	X	X

MTD214	tacrolimus	Anti-rejection	Long acting Injectable	X	X

MTD220	Proteins (incl mAb)	Undisclosed	Long acting Injectable	Investigational
External:
MTX213	Undisclosed	Undisclosed	Undisclosed	X	X

MTX214	Undisclosed	Undisclosed	Undisclosed	X	X

MTX216	Undisclosed	Undisclosed	Undisclosed	X

MidaSolve

MTX110	panobinostat	Glioblastoma Multiforme (GBM)	Direct to tumour via CED	X	X
MTX110	panobinostat	Diffuse Intrinsic Pontine Glioma (DIPG)	Direct to tumour via CED	X	X	X
MTX110	panobinostat	Medulloblastoma	Direct to tumour	X	X	X

MidaCore

MTX114	methotrexate	Psoriasis	Topical	X	X

The first half of 2021 was highly productive in terms of advancing our R&D pipeline, culminating in the announcement of breakthrough data on the successful encapsulation of a biologic using Q-Sphera technology and significant progress across multiple other R&D programmes on 17 June 2021.

Q-Sphera pipeline

The Company’s Q-Sphera technology employs proprietary 3-D printing techniques to encapsulate drugs in polymer-based bioresorbable microspheres which may be injected to form depots in the body which release drug over predictable, sustained periods from one week to several months. Progress of the Q-Sphera pipeline in 1H21 includes:

Proteins (incl mAb) formulation

There are no approved long-acting injectable formulations of biologic products such as mAbs or other high molecular weight proteins primarily because they are delicate and easily de-natured in manufacture. We have been working on several proteins including two exemplar mAbs and thus far, have demonstrated encapsulation of the mAb and most importantly, preservation of its functional integrity and antigen binding in vitro. We believe no other commercial or academic organisation has been able to successfully deliver therapeutic proteins over extended periods using methods capable of commercial scaling.

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We believe these results could open up very significant opportunities for our Q-Sphera technology. A significant number of latest generation medicines are protein based and reformulation as long-acting injectables could provide significant benefits to patients, physicians and at reduced cost to payors. In 2020, the top 10 mAbs recorded aggregate sales of US$74.9 billion1 and all mAbs US$154 billion1 globally.

The next steps will be to further optimise the drug loading and dissolution profile for encapsulated mAbs. In parallel, we are seeking to replicate the data seen with the first exemplar mAb and we are evaluating multiple high value mAb therapeutics to add to our internal pipeline.

MTX214 and MTX216

Both MTX214 and MTX216 are being developed under collaboration agreements with the European affiliate of a global healthcare company. We manufactured and delivered proof of concept formulations of both MTX214 and MTX216 to the collaboration partner who, in turn, is undertaking in vivo studies with both formulations.

MTD211

As part of our internal pipeline, we have successfully developed a long-acting formulation of brexpiprazole. In in vivo studies, MTD211 was well tolerated and demonstrated that a single injection of MTD211 is expected to deliver therapeutic blood levels of brexpiprazole over a period of three months.

Marketed under the brand name Rexulti®, brexpiprazole is indicated for the treatment of schizophrenia and adjunctive treatment of major depressive disorder (MDD) and is currently only available as an immediate release oral tablet. The market for anti-psychotic drugs is shifting towards long-acting formulations for reasons of improved patient compliance and lowering of payor costs associated with patient hospitalisation events as evidenced by the recent approval of Invega Hafyera™ for schizophrenia. Sales of long-acting anti-psychotic products in 2020 were approximately US$5.7 billion2 globally.

We have initiated discussions with third parties about a potential licencing of MTD211. There can be no assurance on the timing for concluding these discussions nor any assurance that the parties will enter into definitive agreements.

MTX110

MTX110, a novel formulation of panobinostat administered through convection enhanced delivery, is in clinical development for intractable brain cancers including Diffuse Intrinsic Pontine Glioma (DIPG) and Glioblastoma Multiforme (GBM).

Following a constructive pre-IND meeting with the FDA in June 2021, we are planning to initiate a Phase II study in DIPG as soon as possible after the recruitment and treatment of the remaining four patients in the ongoing Phase I study at Columbia University. The Phase II study is expected to be open label with two doses in newly diagnosed patients. Administration of MTX110 will be via convection enhanced delivery (CED) over 48 hours in six cycles, two to four weeks apart. Primary endpoints will be safety, tolerability and overall survival at 12 months (OS12). Approximately 1,000 patients3 globally are diagnosed with DIPG per annum and median survival is approximately 10 months4.

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Building on the in vivo data that were presented at the 2020 annual meeting of The Society of Neuro-Oncology which demonstrated the efficacy of MTX110 against two GBM cell lines in an ectopic tumour model, in 1H21 we demonstrated the potency, at therapeutic concentrations, of MTX110 against a further four patient-derived GBM cell lines in vitro. We are planning a Phase I pilot study in GBM patients to begin enrolment in the next few months. There are GBM diagnoses of 2 to 3 per 100,000 population per annum5 and survival ranges from 13 to 30 months depending on MGMT methylation6.

Secura Bio, Inc. (“Secura Bio”), the owner of Panobinostat, terminated the Company’s licence to certain panobinostat patents in June 2020. Notwithstanding Secura Bio refusing in writing three times to withdraw that termination, the Company has received further correspondence claiming termination in May 2021, this time for material breach of the terms of the licence and is demanding, among other things, that the Company grant Secura Bio a non-exclusive, free licence to its intellectual property and know-how. The Company believes that such claims and demands are without any merit and will defend them robustly.

Contract negotiations with a third party in respect of a potential co-development deal are continuing, although at a slower pace than anticipated due to issues associated with COVID-19.

Funding

Following the announcement of the R&D Update on 17 June 2021, we announced a UK Placing on 29 June 2021 which closed on 6 July 2021. The Company issued 35.1 million new Ordinary Shares of 0.1p each at £0.285 per share raising £10.0 million (£9.0 million net of expenses). The additional working capital is expected to extend the Company’s cash runway into the first quarter of 2023 assuming zero inflows from licensing deals. The proceeds of the UK placing will be used to continue to develop the Group’s pipeline including, inter alia, to initiate the Phase II clinical study of MTX110 in DIPG and initiate the pilot phase I clinical study in MTX110 in GBM.

COVID-19

We established an internal COVID-19 Task Force in mid-March 2020 with the dual objectives of safeguarding the health and wellbeing of our staff members and monitoring the impact of COVID-19 on our vendors and collaborators. We reorganised, as far as possible, the layout of our offices and laboratories in Cardiff to conform to social distancing policies and allow our employees to return to the workplace. Notwithstanding these actions, there was some disruption to internal workplans, delays in the recruitment of ongoing clinical trials and, in limited circumstances, delays in delivery of laboratory equipment and supplies. These difficulties are largely resolved.

Outlook

Overall, we are pleased with the progress we have made in the first half of 2021. We have moved forward our R&D pipeline and created several opportunities for licensing. Our current funding position buys us time and flexibility to convert opportunities into licenses and we are fully focused on meeting that challenge over the coming months.

Sources:

1.	Source: Global Data
2.	Source: Global Data, combined 2020 sales of Abilify Maintena®, Risperdal Consta®, Zyprexa Relprevv®, Invega Sustenna®
3.	Source: Louis DN, Ellison DW, et al. The 2016 World Health Organisation Classification of Tumors of the Central Nervous System
4.	Source: Jansen et al, 2015. Neuro-Oncology 17(1):160-166
5.	Source: American Association of Neurosurgeons
6.	Source: Radke et al (2019). Predictive MGMT status in a homogeneous cohort of IDH wildtype glioblastoma patients

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FINANCIAL REVIEW

The results for the six months ended 30 June 2021 reflect the Company’s “multiple shots on goal” R&D strategy. The prior period includes the clinical and other costs associated with MTD201 (terminated in April 2020) and the operating costs of the Bilbao operations (closed in June 2020).

Key performance indicators:

	1H 2021	1H 2020

Total revenue(1)	£0.43m	£0.17m
R&D costs	£2.01m	£3.99m
R&D as % of operating costs	55%	58%
Impairment of intangible assets	-	£11.59m
Loss from operations	£3.23m	£18.35m
Net cash (outflow)/inflow for the period	£(3.34)m	£(6.79)m

(1)	Total revenue represents income from R&D collaborations plus grant revenue.

Midatech’s KPIs focus on the key areas of operating results, R&D spend and cash management. These measures provide information on the core R&D operations. Additional financial and non-financial KPIs may be adopted in due course.

Revenues

Total revenue for the six months to 30 June 2021 was £0.43m compared to £0.17m in the first six months of 2020, an increase of 157%. Revenue in 1H21 was entirely comprised of income from R&D collaborations compared to £8,000 in the corresponding period last year. There was no grant income in 1H21 compared with £160,000 in 1H20.

Research and Development

R&D costs in 1H21 decreased £1.98m or 50% to £2.01m compared with £3.99m in 1H20. R&D costs in 1H21 reflected reductions in MTD210 clinical costs of £1.9m, redundancy costs of £0.9m and accelerated depreciation of £0.5m, all of which were associated with the Strategic Review and restructuring costs incurred in 1H20. These decreases were offset by increases in MTX110 clinical costs of £0.2m, pre-clinical costs of various programmes of £0.6m, share based payment charge of £0.4m and other items of £0.1m. The increase in R&D expense on pre-clinical programmes reflected the Company’s “multiple shots on goal strategy” in 1H21.

Administrative Costs

Administrative expenses in 1H21 decreased £1.29m or 44% to £1.64m compared to £2.93m in 1H20. Administrative costs in 1H21 reflected decreases in legal and professional fees of £0.4m, interest on soft Spanish Government loans of £0.4m, personnel costs of £0.2m, legal settlement costs of £0.2m and other items of £0.2m. These increases were offset by an increase in share based payments of £0.1m. The decrease in legal and professional fees, interest on soft Spanish Government loans and personnel costs reflected the Strategic Review, including the closure of Bilbao operations, in 1H20.

Impairment of Intangible Assets

Following the termination of further in-house development of MTD201, the Company recognised an impairment of intangible assets of £11.59m in 1H20. The impairment included the write off of in-process research and development connected to the Midatech Pharma (Wales) Limited (“MPW”) cash generating unit of £9.30m and goodwill arising on the acquisition of Q-Chip Limited (subsequently re-named MPW) of £2.29m.

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Cash Flows

Cash outflows used in operations (before changes in working capital) in 1H21 were £3.06m compared to £6.55m in 1H20. The decreased cash outflow was principally due to a decrease in operating loss from £17.42m in 1H20 to £3.15m in 1H21 although the 1H20 operating loss included a non-cash impairment of intangible assets of £11.59m. Other adjustments for non-cash items included increases in net finance income of £0.6m, share based payments of £0.5m and taxation of £0.2m offset by decreases in depreciation and amortisation of £0.4m. Outflow from net changes in working capital in 1H21 of £14,000 (1H20: £0.52m outflow) and de minimis tax inflows in both periods resulted in net cash used in operations in 1H21 of £3.11m (1H20: £7.09m).

Net cash used in investing activities in 1H21 of £0.15m (1H20: £88,000) included purchases of property, plant and equipment of £0.19m.

Net cash used in financing activities in 1H21 was £81,000 (1H20: £0.39m) reflecting principally the repayment of government loans of £0.1m offset by the proceeds from the exercise of warrants of £0.08m. The 1H20 prior period included cash raised from share issues, net of expenses, of £3.73m offset by the repayment of government loans and grants of £3.27m and other items of £0.08m.

Overall, cash decreased by £3.37m in 1H21 compared to a decrease of £6.79m in 1H20. This resulted in a cash balance at 30 June 2021 of £4.20m compared with £4.33m at 30 June 2020 and £7.55m at 31 December 2020.

Post-period end

On 6 July 2021 the Company closed a successful UK Placing of 35.1m ordinary shares at £0.285 per share for aggregate gross proceeds of £10.0m, or £9.0m net of expenses. The net proceeds of the UK Placing extended the Company’s cash runway into the first quarter of 2023 assuming all programmes are progressed according to plan and zero milestone payments are received from potential licensees.

Going concern

Midatech has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it has developed its portfolio. As at 30 June 2021 the Group had total equity of £3.75m (£6.72m at 31 December 2020), it incurred a net loss after tax for the six months to 30 June 2021 of £3.15m (1H20: £17.42m) and used cash in operating activities of £3.11m (1H20: £7.09m) for the same period. As at 30 June 2021, the Company had cash and cash equivalents of £4.20m.

The future viability of the Company is dependent on its ability to generate cash from operating activities, to raise additional capital to finance its operations or to successfully obtain regulatory approval to allow marketing of the Company’s development products. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Company for the next three years including the period 12 months from the date of approval of this interim financial information. These forecasts show that the Company has sufficient cash resources for the next 12 months from the date of approval of these consolidated interim financial statements. The Directors therefore consider it appropriate to continue to adopt the going concern basis in preparing the financial information.

Stephen Stamp

Chief Executive Officer and Chief Financial Officer

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Consolidated Statements of Comprehensive Income

For the year six month period ended 30 June

	Note	2021 unaudited £’000		2020 unaudited £’000
Revenue		401		8
Grant revenue		-		160
Total revenue		401		168
Other income		31		-
Research and development costs		(2,010)		(3,989)
Distribution costs, sales and marketing		(20)		(8)
Administrative costs		(1,636)		(2,925)
Impairment of intangible assets		-		(11,591)
Loss from operations		(3,234)		(18,345)
Finance income	2	-		508
Finance expense	2	(156)		(22)
Loss before tax		(3,390)		(17,859)
Taxation	3	236		439
Loss for the period attributable to the owners of the parent		(3,154)		(17,420)
Other comprehensive income:
Items that will or may be reclassified subsequently to profit or loss:
Exchange gains arising on translation of foreign operations		-		143
Total other comprehensive gain net of tax		-		143
Total comprehensive loss attributable to the owners of the parent		(3,154)		(17,277)
Loss per share
Basic and diluted loss per ordinary share - pence	4	(5	)p	(64	)p

The accompanying notes form part of these financial statements

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Consolidated Statements of Financial Position

	Note	As at 30 June 2021 unaudited £’000	As at 31 December 2020 £’000
Assets
Non-current assets
Property, plant and equipment	5	1,248	542
		1,248	542
Current assets
Trade and other receivables		1,399	572
Taxation		1,424	1,157
Cash and cash equivalents		4,204	7,546
		7,027	9,275
Total assets		8,275	9,817
Liabilities
Non-current liabilities
Borrowings	6	682	60
Provisions		-	50
		682	110
Current liabilities
Trade and other payables		2,038	1,230
Borrowings	6	130	200
Provisions		50	-
Derivative financial liability	7	1,623	1,559
		3,841	2,989
Total liabilities		4,523	3,099
Issued capital and reserves attributable to owners of the parent
Share capital	8	1,063	1,063
Share premium		74,515	74,364
Merger reserve		53,003	53,003
Warrant reserve		720	720
Accumulated deficit		(125,549)	(122,432)
Total equity		3,752	6,718
Total equity and liabilities		8,275	9,817

The accompanying notes form part of these financial statements

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Consolidated Statements of Cash Flows

For the six month period ended 30 June

	Note	2021 unaudited £’000	2020 unaudited £’000
Cash flows from operating activities
Loss for the period		(3,154)	(17,420)
Adjustments for:
Depreciation of property, plant and equipment	5	117	474
Depreciation of right of use asset	5	62	89
Amortisation of intangible fixed assets		-	10
(Profit)/Loss on disposal of fixed assets		(42)	30
Impairment of intangible assets		-	11,591
Finance income	2	-	(508)
Finance expense	2	156	22
Share-based payment expense/(credit)		37	(473)
Taxation	3	(236)	(439)
Foreign exchange (gains)/losses		(3)	70
Cash flows from operating activities before changes in working capital		(3,063)	(6,554)
(Increase) /Decrease in trade and other receivables		(859)	(493)
Increase/(Decrease) in trade and other payables		814	69
(Decrease)/Increase in provisions		-	(97)
Cash used in operations		(3,108)	(7,075)
Taxes payments		-	(13)
Net cash used in operating activities		(3,108)	(7,088)

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Consolidated Statements of Cash Flows (continued)

For the six month period ended 30 June

	Note	2021 unaudited £’000	2020 unaudited £’000
Investing activities
Purchases of property, plant and equipment	5	(189)	(89)
Proceeds from disposal of fixed assets		42	-
Interest received		-	1
Net cash used in investing activities		(147)	(88)
Financing activities
Interest paid		(11)	(22)
Receipts from sub-lessors		-	45
Amounts paid on lease liabilities		(47)	(98)
Repayment of Government grant		-	(165)
Repayment of Government loan		(104)	(3,109)
Share issues including warrants, net of costs	8	81	3,734
Net cash (used in)/generated from financing activities		(81)	385
Net decrease in cash and cash equivalents		(3,336)	(6,791)
Cash and cash equivalents at beginning of period		7,546	10,928
Exchange (losses)/gains on cash and cash equivalents		(6)	191
Cash and cash equivalents at end of period		4,204	4,328

The accompanying notes form part of these financial statements

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Consolidated Statements of Changes in Equity (unaudited)

	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2021	1,063	74,364	53,003	720	-	(122,432)	6,718
Loss for the period	-	-	-	-	-	(3,154)	(3,154)
Total comprehensive loss	-	-	-	-	-	(3,154)	(3,154)
Transactions with owners:
Exercise of warrants on 16 February 2021	-	161	-	-	-	-	161
Costs associated with share issue on 16 February2021	-	(10)	-	-	-	-	(10)
Share-based payment charge	-	-	-	-	-	37	37
Total contribution by and distributions to owners	-	151	-	-	-	37	188
At 30 June 2021	1,063	74,515	53,003	720	-	(125,549)	3,752

	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2020	1,023	65,879	53,003	-	(508)	(99,839)	19,558
Loss for the period	-	-	-	-	-	(17,420)	(17,420)
Foreign exchange translation	-	-	-	-	143	–	143
Total comprehensive loss	1,023	65,879	53,003	-	(365)	(117,259)	2,281
Transactions with owners:
Shares issued on 18 May 2020	16	2,527	–	720	–	–	3,263
Costs associated with share issue on 18 May 2020	–	(524)	–	–	–	–	(524)
Share-based payment charge	–	–	–	–	–	(473)	(473)
Total contribution by and distributions to owners	16	2,003	–	720	–	(473)	2,266
At 30 June 2020	1,039	67,882	53,003	720	(365)	(117,732)	4,547

The accompanying notes form part of these financial statements

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Notes Forming Part of The Consolidated Unaudited Interim Financial Information

For the six month period ended 30 June 2021

1.	Basis of preparation

The unaudited interim consolidated financial information for the six months ended 30 June 2021 has been prepared following the recognition and measurement principles of the International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively IFRS) issued by the International Accounting Standards Board (IASB), and as adopted by the UK and in accordance with International Accounting Standard 34 Interim Financial Reporting (‘IAS 34’). The interim consolidated financial information does not include all the information and disclosures required in the annual financial information and should be read in conjunction with the audited financial statements for the year ended 31 December 2020.

The condensed interim financial information contained in this interim statement does not constitute statutory financial statements as defined by section 434(3) of the Companies Act 2006. The condensed interim financial information has not been audited. The comparative financial information for the year ended 31 December 2020 in this interim financial information does not constitute statutory accounts for that year. The statutory accounts for 31 December 2020 have been delivered to the UK Registrar of Companies. The auditor’s report on those accounts was unqualified and did not contain a statement under section 498(2) or 498(3) of the Companies Act 2006. The auditor’s report did draw attention to a material uncertainty related to going concern and the requirement, as of the date of the report, for additional funding to be raised by the Company within the succeeding 12 months.

Midatech Pharma’s annual reports may be downloaded from the Company’s website at http://www.midatechpharma.com/investors/financial-reports.html or a copy may be obtained from 1 Caspian Point, Caspian Way, Cardiff CF10 4DQ.

Going Concern

Midatech has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it has developed its portfolio. As at 30 June 2021 the Group had total equity of £3.75m (£6.72m at 31 December 2020), it incurred a net loss after tax for the six months to 30 June 2021 of £3.15m (1H 20: £17.42m) and used cash in operating activities of £3.11m (1H20: £7.09m) for the same period. As at 30 June 2021, the Company had cash and cash equivalents of £4.20m.

The future viability of the Company is dependent on its ability to generate cash from operating activities, to raise additional capital to finance its operations or to successfully obtain regulatory approval to allow marketing of the Company’s development products. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Company for the next three years including the period 12 months from the date of approval of this interim financial information. These forecasts show that the Company has sufficient cash resources for the next 12 months from the date of approval of these consolidated interim financial statements. The Directors therefore consider it appropriate to continue to adopt the going concern basis in preparing the financial information.

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2.	Finance income and expense

	Six months ended 30 June 2021 unaudited £’000	Six months ended 30 June 2020 unaudited £’000
Finance income
Interest received on bank deposits	-	1
Gain on equity settled derivative financial liability	-	507
Total finance income	-	508

The gain on the equity settled derivative financial liability in 2020 arose as a result of the reduction in the Midatech share price.

	Six months ended 30 June 2021 unaudited £’000	Six months ended 30 June 2020 unaudited £’000
Finance expense
Interest expense on lease liabilities	13	16
Other loans	9	6
Loss on equity settled derivative financial liability	134	-
Total finance expense	156	22

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3.	Taxation

Income tax is recognised or provided at amounts expected to be recovered or to be paid using the tax rates and tax laws that have been enacted or substantively enacted at the Group Statement of Financial Position date. Research and development tax credits are recognised on an accruals basis and are included as an income tax credit under current assets. The research and development tax credit recognised is based on management’s estimate of the expected tax claim for the period and is recorded within taxation under the Small and Medium-sized Enterprise Scheme.

	Six months ended 30 June 2021 unaudited £’000	Six months ended 30 June 2020 unaudited £’000
Income tax credit	236	439

4.	Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the period from continuing operations, attributable to ordinary equity holders of the parent company, by the weighted average number of ordinary shares outstanding during the period. As the Group made a loss for the period the diluted loss per share is equal to the basic loss per share.

	Six months ended 30 June 2021 unaudited £’000		Six months ended 30 June 2020 unaudited £’000
Numerator
Loss used in basic EPS and diluted EPS:	(3,154)		(17,420)
Denominator
Weighted average number of ordinary shares used in basic and diluted EPS:	63,296,377		27,283,688
Basic and diluted loss per share:	(5	)p	(64	)p

The Group has made a loss in the current and previous years presented, and therefore the options and warrants are anti-dilutive. As a result, diluted earnings per share is presented on the same basis for all periods shown.

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5.	Property, plant and equipment (unaudited)

	Fixtures and fittings £’000	Leasehold improvements £’000	Computer equipment £’000	Laboratory equipment £’000	Right of use asset £’000	Total £’000
Cost
At 1 January 2021	53	4	236	1,662	188	2,143
Additions	45	-	4	140	720	909
Effect of modification to lease terms	-	-	-	-	(24)	(24)
Disposal	-	-	-	(121)	-	(121)
At 30 June 2021	98	4	240	1,681	884	2,907
Accumulated depreciation
At 1 January 2021	49	2	199	1,239	112	1,601
Charge for the period	2	1	12	102	62	179
Disposal	-	-	-	(121)	-	(121)
At 30 June 2021	51	3	211	1,220	174	1,659
Net book value
At 30 June 2021	47	1	29	461	710	1,248
At 1 January 2021	4	2	37	423	76	542

	Fixtures and fittings £’000	Leasehold improvements £’000	Computer equipment £’000	Laboratory equipment £’000	Right of use asset £’000	Total £’000
Cost
At 1 January 2020	248	2,038	403	3,738	1,124	7,551
Additions	-	58	16	135	-	209
Effect of modification to lease terms	-	-	-	-	(678)	(678)
Disposals	(202)	(2,184)	(185)	(2,323)	(316)	(5,210)
Exchange differences	7	92	2	112	58	271
At 31 December 2020	53	4	236	1,662	188	2,143
Accumulated depreciation
At 1 January 2020	235	1,794	332	2,740	296	5,397
Charge for the period	9	310	50	720	118	1,207
Disposals	(202)	(2,183)	(185)	(2,300)	(316)	(5,186)
Exchange differences	7	81	2	79	14	183
At 31 December 2020	49	2	199	1,239	112	1,601
Net book value
At 31 December 2020	4	2	37	423	76	542
At 1 January 2020	13	244	71	998	828	2,154

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In April 2021 the Group signed an agreement to lease new premises in Cardiff to house its corporate offices and laboratories. The agreement to lease allowed the Group to carry out the Cat A works and fit out prior to completion of the lease and its occupation in August 2021. The principal terms of the lease are as follows:

•	Five-year term with no break clause;

•	Nine months’ rent free from commencement of lease;

The lease has been recognised as a right of use asset during the period.

6.	Borrowings

	As at 30 June 2021 unaudited £’000	As at 31 December 2020 £’000
Current
Lease liabilities (note 5)	130	93
Government and research loans	-	107
Total	130	200
Non-current
Lease liabilities (note 5)	682	60
Government and research loans	-	-
Total	682	60

Book values approximate to fair value at 30 June 2021 and 31 December 2020.

Obligations under finance leases are secured by a fixed charge over the fixed assets to which they relate.

Government loans in Spain

In February 2021 the remaining Spanish government loan was repaid in full.

7.	Derivative financial liability – current

	As at 30 June 2019 unaudited £’000	As at 31 December 2020 £’000
At 1 January	1,559	664
Warrants issued	-	997
Transfer to share premium on exercise of warrants	(70)	(499)
Gain recognised in finance income within the consolidated statement of comprehensive income	134	397
	1,623	1,559

Equity settled derivative financial liability is a liability that is not to be settled for cash.

On 16 February 2021 306,815 pre-existing warrants were exercised at $0.41. The gross proceeds received by the company was $126,561. The fair value of the warrants on the date of exercise was £70,339.

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In May 2020 the Group issued 9,545,456 warrants in the ordinary share capital of the company as part of a Registered Direct Offering. The number of ordinary shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account (‘FVTPL’). The financial liability is valued using the Monte Carlo model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement.

At 30 June 2021 6,738,641 warrants were outstanding (31 December 2020: 7,045,455)

In October 2019 the Group issued 3,150,000 warrants in the ordinary share capital of the company as part of a Registered Direct Offering. The number of ordinary shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars. The warrants are classified as equity settled derivative financial liabilities recognised and accounted for in the same way as those issued in May 2020. The financial liability is valued using the Monte Carlo model.

At 30 June 2021 3,150,000 warrants were outstanding (31 December 2020: 3,150,000)

The Group also assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. (which took place in 2015). The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those issued in May 2020. The financial liability is valued using the Black-Scholes option pricing model.

During 2021 no options or warrants lapsed and the share price had fallen to £0.2975. As the liability had already been reduced to zero there was no movement on re-measurement.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

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The fair value of the Group’s derivative financial liability is measured at fair value on a recurring basis. The following table gives information about how the fair value of this financial liability is determined.

Financial liabilities	Fair value as at 30 June 2019	Fair value as at 31 December 2020	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – May 2020 Warrants	£1,198,000	£1,187,000	Level 3	Monte Carlo simulation model	Volatility rate of 105% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

					Expected life between a range of 0.1 and 4.39 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.

					Risk-free rate between a range of 0.31% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Equity settled financial derivative liability – October 2019 Warrants	£425,000	£372,000	Level 3	Monte Carlo simulation model	Volatility rate of 108.5% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

					Expected life between a range of 0.1 and 4.00 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.

					Risk-free rate between a range of 0.26% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Equity settled financial derivative liability – DARA Bioscience warrants and options	–	–	Level 3	Black-Scholes option pricing model	Volatility rate of 108.5%% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

					Expected life between a range of 0.1 and 1.3 years determined using the remaining life of the share options	The shorter the expected life the lower the fair value.

					Risk-free rate between a range of 0.26% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Changing the unobservable risk free rate input to the valuation model by 10% higher while all other variables were held constant, would not impact the carrying amount of shares (2020: nil).

There were no transfers between Level 1 and 2 in the period.

The financial liability measured at fair value on Level 3 fair value measurement represents consideration relating to warrants issued in May 2020 and October 2019 as part of Registered Direct offerings and also a business combination.

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8.	Share capital

Authorised, allotted and fully paid – classified as equity	As at 30 June 2021 unaudited Number	As at 30 June 2021 unaudited £	As at 31 December 2020 Number	As at 31 December 2020 £
Ordinary shares of £0.001 each	63,380,667	63,381	63,073,852	63,074
Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001
Total		1,063,382		1,063,075

Ordinary and deferred shares were recorded as equity.

2021		Ordinary Shares Number	Deferred Shares Number	Share Price £	Total consideration £’000
At 1 January 2021		63,073,852	1,000,001		96,426
16 February 2021	Exercise of warrants	306,815	–	0.298	91
At 30 June 2021 (unaudited)		63,380,667	1,000,001		96,517

2020
At 1 January 2020		23,494,981	1,000,001		85,638
18 May 2020	UK Placing and US Registered Direct Offering	15,757,576	1,000,001	0.27	4,255
27 July 2020	UK Placing	21,296,295	–	0.27	5,750
19 August 2020	Exercise of warrants	2,500,000	–	0.3132	783
30 September 2020	Issue to SIPP trustee	25,000	–	0.001	-
At 31 December 2020		63,073,852	1,000,001		96,426

9.	Related party transaction

Transactions with BioConnection BV

The Directors consider BioConnection BV to be a related party by virtue of the fact that there is a common Director with the Company.

	Purchase of goods		Amounts owed to related parties
	Six months ended 30 June 2021 €’000	Six months ended 30 June 2020 €’000	As at 30 June 2021 €’000	As at 30 June 2020 €’000
BioConnection BV	–	296	–	–

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10.	Contingent liabilities

The Group had no contingent labilities as at 30 June 2021 (30 June 2020: Nil).

11.	Events after the reporting date

On 29 June 2021, the Company announced that it had raised £10.0 million (before expenses) in a UK placing of 35,087,720 new ordinary shares of 0.1p each at an issue price of £0.285 per share. The UK placing closed and the new ordinary shares were admitted to trading on AIM on 7 July 2021.

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